UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025.

Commission File Number: 001-40065

 IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

 Kibbutz Glil Yam, Central District, Israel 4690500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of IM Cannabis Corp.’s (the “Company”): (i) Unaudited Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2025, which are attached hereto as Exhibit 99.2; and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2025, which is attached hereto as Exhibit 99.3.

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), excluding the section titled “Management Commentary” of Exhibit 99.1, Exhibit 99.4 and Exhibit 99.5 hereto, is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-288346) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date: August 12, 2025	By:	/s/ Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer and Director

EXHIBIT INDEX

99.1 News Release dated August 12, 2025
99.2 Interim Consolidated Financial Statements for the three and six months ended June 3o, 2025
99.3 Management's Discussion and Analysis for the three and six months ended June 30, 2025
99.4 Certification of Interim Filings by CFO dated August 12, 2025
99.5 Certification of Interim Filings by CEO dated August 12, 2025